UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                  Form 40-F ☐

 ICL GROUP LTD.

The information contained in this Report on Form 6-K (including the presentation attached hereto) shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in such filing.

ICL GROUP LTD.

1.	Company Overview Presentation This presentation includes a Company Overview and other information about the business, and is being made available to all investors.

 Item 1

 Company Overview  March 2026

 Important legal notes  Disclaimer and safe harbor for forward-looking statements  This presentation contains statements that constitute “forward-looking statements,” many of which can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “strive,” “forecast,” “targets” and “potential,” among others. The company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements. Forward-looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding the company intent, belief or current expectations. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: our ability to implement the strategic changes we are outlining in this presentations; changes in exchange rates or prices compared to those we are currently experiencing; the effects of the ongoing security situation in Israel, including the nature and duration of related conflicts; loss or impairment of business licenses or mineral extractions permits or concessions, including our ability to win the new concession at the Dead Sea in 2030; volatility of supply and demand and the impact of competition; the difference between actual reserves and the company reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; failure to harvest salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; disruptions at the company seaport shipping facilities or regulatory restrictions affecting the company ability to export the company products overseas; general market, political or economic conditions in the countries in which the company operates, including tariffs and trade policies; price increases or shortages with respect to the company principal raw materials; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at the company plants; labor disputes, slowdowns and strikes involving the company employees; pension and health insurance liabilities; disruptions from pandemics that may impact the company sales, operations, supply chain and customers; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in the company evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of the company, or the company service providers', information technology systems or breaches of the company, or the company service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from the company cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of the company businesses; changes in demand for the company fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond the company control; sales of the company magnesium products being affected by various factors that are not within the company control; the company ability to secure approvals and permits from the authorities in Israel to continue the company phosphate mining operations in Rotem Amfert Israel; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of the company workers and processes; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; including the current state of security tension in Israel and the resulting disruptions to the company supply and production chains; filing of class actions and derivative actions against the company, its executives and Board members; the company is exposed to risks relating to its current and future activity in emerging markets; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the company's Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the SEC) on March 11, 2026 (the Annual Report). Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements.  This presentation is for informational purposes only and is not an offer to sell or the solicitation of an offer to purchase any securities, nor shall it constitute an offer, solicitation or sale of any securities in any state or jurisdiction in which such offer, solicitation or purchase would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.  2

 Non-GAAP financial measures  Non-GAAP financial measures: The company discloses in this presentation certain non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA. Management uses adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, free cash flow and adjusted EBITDA to facilitate operating performance comparisons from period to period. The company calculates adjusted operating income by adjusting operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” in the appendix. Certain of these items may recur. The company calculates adjusted net income attributable to the company’s shareholders by adjusting net income attributable to the company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” in the appendix, excluding the total tax impact of such adjustments. The company calculates diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. Free cash flow is calculated as cash flow from operations less any additions to PP&E, intangible assets, and dividends from equity-accounted investees in our quarterly reports, but in this presentation, we show it as Adjusted EBITDA minus capital expenditures. Adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization, and certain adjustments presented in the reconciliation table under “Consolidated adjusted EBITDA, and diluted adjusted earnings per share for the periods of activity” in the appendix, which were adjusted for in calculating the adjusted operating income.      You should not view adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the company’s shareholders determined in accordance with IFRS, and you should note that the company’s definitions of adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of the company’s non-IFRS financial measures as tools for comparison. However, the company believes adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA provide useful information to both management, and investors by excluding certain items that management believes are not indicative of ongoing operations. Management uses these non-IFRS measures to evaluate the company's business strategies and management performance. The company believes these non‑IFRS measures provide useful information to investors because they improve the comparability of financial results between periods and provide for greater transparency of key measures used to evaluate performance.      The company presents a discussion in the period-to-period comparisons of the primary drivers of change in the company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on the company’s businesses. The company has based the following discussion on its financial statements. You should read such discussion together with the company’s financial statements.  3

 ICL’s core markets: food, crop nutrition and industrial products are essential and driven by structural megatrends, supporting consistent demand  ICL is uniquely positioned to address leading global mega trends…  Food Availability   Access to Minerals  Deglobalization  Trade barriers are driving a shift to domestic production - where our global presence enables advantages through deep local capabilities  Food availability, food security and agricultural efficiency  Growing need for minerals and critical inputs   for industrial and renewable sectors  4

 …and benefits from natural strategic advantages  Premium Assets  Dead Sea mineral concentration, leading bromine derivatives production site, brands, licenses, certifications  Strategic Locations  Competitive logistic advantages through proximity to portsand customers  Unique Know-how  Agronomy, chemistry and customer experience accumulated over decades; leading intellectual property & R&D capabilities  Startup Nation  Access to globally-leading high-tech and agri-tech ecosystem in Israel  5

 ICL operates across Industrial Products, Potash, Phosphate Solutions and Growing Solutions  ICL at a glance: worldwide platform designed to capitalise on global megatrends  Market Capitalization(1) (NYSE)$6.9bn  S&P / Fitch  BBB-  1  1  4  2  4  14  5  7  11  5  10  10  7  5  3  5  16  22  25  R&D centers global reach with local focus  43  Production sites in 13 countries with significant strategic assets   64  Sales and distribution sites in more than 30 countries  6  Countries of Sales100+  Employees Worldwide12k+  Sources: Factset.  Notes: (1) As of 9th March 2026.

 7  ICL at a glance: FY 2025  21%adjusted EBITDA margin  $1.5Badjusted EBITDA(1)  $7.2Btotal sales  $0.7BFree cash flow(3)  $1.5xNet debt / adjusted EBITDA(2)  $0.36adjusted diluted EPS (1)  Notes: (1) Adjusted EBITDA and adjusted diluted EPS are non-GAAP financial measures; see reconciliation tables in appendix; Adjusted EBITDA margin calculated as adjusted EBITDA/Sales.  (2) For purposes of this presentation, net debt includes securitization debt of $325 million. In our financial reports, we typically show net debt excluding securitizations consistent with the definition in our credit facility covenants.   (3) Free cash flow is calculated as adjusted EBITDA minus CAPEX (purchases of PP&E and intangible assets) for this presentation purposes only. In general, ICL uses cash from operations minus CAPEX for its calculations in its other presentations (FY2025: $236m).

 8  Segment overview 2025  Sales  EBITDA  $m  $m  23%  22%  25%  23%  30%  32%  10%  10%  Note: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details.

 9  Full year 2025 sales bridge  Sales by Segment  $m  Sales  $m  Notes: Numbers rounded to closest million; Other includes intercompany eliminations.

 10  Full year 2025 adjusted EBITDA bridge  Adjusted EBITDA by segment  $m  Adjusted EBITDA  $m  Notes: (1) Adjusted EBITDA is a non-GAAP financial measure; please see reconciliation tables in appendix. Notes: Numbers rounded to closest million; Other includes intercompany eliminations.  Numbers rounded to closest million; Other includes intercompany eliminations.  (1)  (1)

 Global mineral company leading in diversified key essential markets and geographies   Structural cost advantage from access to unique mineral asset base  Resilient financial profile with track record of financial discipline  Highly skilled management team  Clear roadmap to execute on efficient, profitable growth-oriented strategy  Diversified exposure to multiple attractive end-markets with limited correlation  Key investment highlights  Resilient, diversified and well positioned in an economic market cycle  1  2  3  4  5  6  11

 Global mineral company leading in diversified key essential markets and geographies   1  Sources: Company information, Grand View Research (2025), Fortune Business Insights (2025), Mordor Intelligence (2024), TechSci Research (2025), ICL analysis, CRU (December 2025).   Sales by End Market  2025  $7.2bn  Crop Nutrition  Food & Pharma  Flame Retardants  Others  Specialty Crop Nutrition Market  $bn  CAGR ~6%  Muriate of Potash (MOP) Demand Growth  Mt  12  in Bromine  #1  1st   Quartile  in Global Potash Cost Curve  #1  in Specialty Crop Nutrition  #1  in Specialty Phosphates  CAGR ~2%  Sales by Mineral  2025  Sales by Geography  2025  $7.2bn  $7.2bn  Potash  Phosphate  Bromine  Others  Europe  South America  Asia  North America  Rest of World

 Diverse End-markets  ICL’s balanced portfolio across crop nutrition, food, industrial solutions and flame retardants creates natural hedging and cycle-resilience.   Diversified exposure to multiple attractive end-markets with limited correlation  2  FY’25 Sales by Business  Phosphate Solutions (PS): $2,333m  Growth Solutions (GS):   $2,063m  Potash:  $1,714m  Industrial Products (IP):   $1,254m  Notes: Sales by business excludes other activities and reconciliation of $211m.   Agriculture  Ornamental & Horticulture  Turf & Landscape  Energy  AgTech  Construction  Textile & Leather  13  Food  Health & Personal Care  Flame Retardants  Industrial  Paints & Coatings  Transportation  Waste & Water Treatment  Animals  RoW  SA

 Structural cost advantage from unique mineral asset base  ICL’s unique access to the Dead Sea’s high-grade brines provides a sustainable low-cost position across potash and bromine, supporting margin resilience throughout cycles.   3  MOP Industry Cost Curve  Cash costs US$/t, including royalites, FOB load port   Production, Mt   DSW  China & Japan  Jordan  Arkansas, U.S.  India  kT  700  400  300  200  100  500  600  Djibouti  Bromine Industry Cost Curve   Relative production cost  Unmatched cost advantage at the Dead Sea  Highest global bromine concentration and potash‑rich brines, with one of the lowest potash cost basis globally  Integrated by‑products (e.g. bromine, magnesium) — creating multi‑product cost leverage  Efficient in-land logistics and proximity advantages for key markets (India, China, Brazil)  ICL Operations in Israel  14  Potash sources: Cost curve – data shown for 2023 and used with permission of CRU International Ltd. 2024, all rights reserved.   Bromine sources: Bromine concentration – internal calculations; cost curve – Weizmann Institute of Science..

 Resilient financial profile with track record of financial discipline (1/6)  Adj. EBITDA & Adj. EBITDA Margin (1)   $m  Highly stable financial position, characterized by consistent EBITDA generation and predictable, low-volatility Capex.  4  Sales   $m  CAPEX & CAPEX as a % of Revenues  $m  7%  10%  10%  12%  9%  Free Cash Flow(2) & Free Cash Flow Margin  $m  40%  23%  21%  21%  24%  33%  13%  11%  9%  15%  15  Sources: Company filings.  Notes: (1) Adjusted EBITDA is non-GAAP financial measure; see reconciliation tables in appendix; Adjusted EBITDA margin calculated as adjusted EBITDA/Sales.  (2) Free cash flow is calculated as adjusted EBITDA minus CAPEX (purchases of PP&E and intangible assets) for this presentation purposes only. In general, ICL uses cash from operations minus CAPEX for its calculations in its other presentations (FY2025: $236m); Free cash flow margin calculated as Free cash flow/sales.

4 Resilient financial profile with track record of financial discipline (2/6)

Improved working capital management.

Working Capital
$m



1,904
1,982
2,021
2,006
1,936
1,823
1,723
1,642
1,524
1,467
1,441
1,458
1,507
-21%
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
Average LTM Working Capital(1)

Working Capital Efficiency

- **Sharp reduction in inventory level of 9% (~$200m)**
  - Tighter production planning
  - Better supply chain efficiency
  - Destocking
- **Improved receivables collection of 14% (~$218m)**
  - Tighter collection control

Sources: Company Filings.
Notes: (1) Working capital = trade and other receivables + inventories – trade and other payables.

ICL 16

 Solid cash flow generation and prudent capital management vs. key peers.  4  Sources: Company Filings.   Notes: Peer average excludes ICL. (1) Free cash flow is calculated as Adjusted EBITDA minus CAPEX (purchases of PP&E and intangible assets) for this presentation purposes only. In general, ICL uses Cash from operations minus CAPEX for its calculations in its other presentations (FY2025: $236m). FCF Conversion = FCF / EBITDA; Adjusted EBITDA as presented by each relevant issuer and may be defined differently per issuer / may not be comparable. (2) ROIC = EBIT after tax / capital employed (net debt + shareholder equity including non-controlling interest). (3) L3Y average includes 2023-2025. (4) 2024A figures; 2025A results not yet released; L3Y average excludes 2025. OCP not meaningful due to negative FCF; K+S not meaningful due to negative ROIC.  17  Resilient financial profile with track record of financial discipline (3/6)  L3Y Average Free Cash Flow Conversion(1,3)  %  L3Y Average Return on Invested Capital(3)  %  2025 Free Cash Flow Conversion(1)  %  2025 Return on Invested Capital(2)  %  Peer 1  Peer 2  Peer 3  Peer 4  Peer 5  Peer 1  Peer 2  Peer 3  Peer 4  Peer 5  (4)  (4)  (4)  (4)  (4)  (4)  (4)  (4)

 ICL has an investment grade financial profile and remaining an IG-rated company is a priority.  4  Sources: Company Filings.   Notes: Peer average excludes ICL. Based on peer company reports; different companies report EBITDA differently and therefore results may not be comparable. (1) Net Leverage = Net Debt / Adjusted EBITDA; Net Debt = Total Debt – Cash and Cash Equivalents. For purposes of this presentation, net debt includes securitization debt of $325 million. In our financial reports, we typically show net debt excluding securitizations consistent with the definition in our credit facility covenants. (2) Interest Coverage = Adjusted EBITDA / Net Interest Expenses. Peer average excludes ICL. (3) 2024A figures; 2025A results not yet released; K+S not meaningful due to positive net interest income.   18  Resilient financial profile with track record of financial discipline (4/6)   2021-2025 Net Leverage(1)  %   2021-2025 Interest Coverage(2)  %  2021  2022  2023  2024  2025  2025 Interest Coverage(2)  x  2025 Net Leverage(1)  x  (3)  (3)  (3)  (3)  (5)  (5)  2021  2022  2023  2024  2025  Record EBITDA due to high commodity prices

4 Resilient financial profile with track record of financial discipline (5/6)

Low leverage, robust liquidity and prudent capital allocation policy.

Liquidity
$1.6bn[1]

Net debt to adjusted EBITDA
1.5X[3]

Cash flow
Operating cash flow of $1,056m[2]

Shareholder Return
Q4'25 dividend of $60m
Annual yield of 3.1%[4]

Develop Growth Engines

- Leverage free cash flow to support growth and targeted strategic M&A
- Support growth through R&D, capital investments and strategic acquisitions

Prudent Leverage

- Maintaining a financial profile aligned with IG standards, despite not having an explicit leverage target
- Conservative net leverage levels provide flexibility
- Ability to navigate uneven market conditions

Shareholder Returns

- Robust dividend payout: up to 50% of quarterly adjusted net income
- One of the leading dividend yields in the industry (3.1%)

Notes: As of 12/31/2025.
(1) Available cash resources comprise of cash, cash equivalents, short-term investments and deposits amounting to $496m + Undrawn Committed RCF of $1,053m + $25m of securitization (out of $350m committed) as of 12/31/25.
(2) Operating cashflow generated as of FY'25.
(3) Net debt to adjusted EBITDA, as of 12.31.25, is a non-GAAP financial measure. For purposes of this presentation, net debt includes securitization debt of $325 million. In our financial reports, we typically show net debt excluding securitization, consistent with the definition in our credit facility covenants.
(4) Dividend yield, as of 12.31.25, shown on TTM basis and calculated by summing dividends paid per share for past four quarters, divided by price per share on final trading day of quarter.

ICL 19

Resilient financial profile with track record of financial discipline (6/6)

Capitalization Table

Facility	Original Amount	Carrying Amount	Maturity	Pricing
RCF[1]	$1,550m	$497m	Apr. 2030	-
Securitization	$350m	$325m	Dec. 2030[2]	-
Term Loan	€250m	$293m	Sep. 2026	0.80%
Debentures, Series F	$693m	$712m	May 2038	6.38%
Debentures, Series G	NIS 1,616m	$437m	2022-2034 (annual installment)	2.40%
Debentures (private offering), 3 series	$275m	$46m	Jan. 2026	5.37%
Loan – European Bank	$85m	$85m	Jun. 2030	3.09%

Smooth Debt Maturity Schedule on the Short Term and Proactive Debt Management Policy[4]

$m

Total Gross Debt
$2,535m[3]

Total Net Debt
$2,260m



Debentures
Securitization
Credit Facility
797
325
472
25
28
28
534
497
31
31
31
335
693
2026
2027
2028
2029
2030
2031
2032
2033
2034
2038



USD
EUR
ILS
GBP
50.4%
28.8%
20.3%
0.5%



Fixed
Variable
63.1%
36.9%

All ICL's debt is senior unsecured



Debentures
RCF
Loans
Securitization
48.2%
19.6%
19.4%
12.8%

Ratings[5]

S&P	BBB- / stable
Fitch	BBB- / stable

Notes: As of 12/31/2025. (1) Sustainability-Linked Facility. The RCF facility will reduce to $1,400m in April 2029.
(2) Short-term facility renewable on a yearly basis.
(3) Loans and debentures maturities does not include $221 million liability mainly due to IFRS16 implementation – Balance sheet debt is $2,756 million.
(4) Maturities are presented based on the original principal amount.
(5) A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

ICL 20

5

Highly skilled management team

Ensuring operational resilience and securing long-term strategic certainty.



Elad Aharonson
President and
CEO
Tenure: 5y



Lilach Geva Harel
Deputy CEO
Tenure: 7y



Aviram Lahav
Chief Financial
Officer
Tenure: 5y



Yaniv Kabalek
President,
Industrial Products
Tenure: 25y



Nir Ilani
President,
Growing Solutions
Tenure: 1y



Ilan Barkai
President,
Potash
Tenure: 5y



Nadav Turner
President,
Phosphate Solutions
Tenure: 16y



Ilana Fahima
EVP, Global
Human Resources
Tenure: 8y



Anantha Desikan
EVP, Chief Innovation
and Technology Officer
Tenure: 9y



Uri Perelman
EVP, Chief Business
Development Officer
Tenure: 2y



Maya Grinfeld
SVP, Global Marketing &
Communications
Tenure: 7y

ICL 21

5 ICL is a global leader in ESG and sustainability practices

ICL is recognised as a global leader in sustainability, with strong external ratings, significant emissions reduction progress and sustainability-linked financing.

Ratings & Recognition

MSCI
Upgraded to a 'A' ESG rating

Sustainalytics
Rated 2nd best out of 81 companies in our sector

MAALA
Highest Platinum+ ranking for corporate responsibility for 7th consecutive year

EcoVadis
Among top 5% of 75,000 rated suppliers

Carbon Disclosure Project
Water score improved to A (A-listed top 4%)

Carbon Disclosure Project
Climate change score maintained A (A-listed top 4%)

Environmental Progress

SBTi Approval
Validated Near-term 2034 reduction targets

Low-Carbon Energy
~90% of procured electricity from low-carbon sources

Scope 1&2
Reduction of 26% in 2025 vs. 2018

Scope 3
Reduction of ~6% in 2024 vs. 2022

Sustainable Finance & Governance

ESG Report
Publishing comprehensive corporate responsibility report annually

Sustainable Financing
$250m Sustainability-Linked Loan and $1.55bn Sustainability-Linked RCF

TCFD
5th year of climate disclosures in 20F annual report

External Assurance
Annual assurance for GHG emissions, Energy, Water & Waste

ICL 22

 Clear roadmap to execute on efficient profitable growth-oriented strategy (1/2)  6  Note: Specialty crop nutrition is part of the Growing Solutions division; Specialty food solutions is part of food specialties under the Phosphate Solutions division.  1-2 pages on strategy  Optimization & Efficiency  Profitable Growth  Maximize potash and phosphate value chains  Maintain market leadership in    bromine market  Portfolio optimization  Optimizing cost structure  Specialty Crop Nutrition  Specialty Food Solutions  Maximizing Core  23

 Clear roadmap to execute on efficient profitable growth-oriented strategy (2/2)  6  Profitable Growth  Crop nutrition and food specialty solutions path to global leadership   Optimization & Efficiency  Strategic acquisitions allowing   portfolio and geographic expansion  Change in portfolio optimization to more profitable and innovative product categories   Organic growth through bundled solutions and in high growth markets (i.e. Brazil, China, India)  Focus on specific adjacent segments: texturants, acidulants, preservatives, leavening agents  Labor   Cost  Labor Cost  Product Line   Optimization  Maintenance  Procurement  Operations   Management  Logistics &  Supply Chains  24

 ICL has a stronger strategic position for the future concession  Unique operational expertise built over decades  Integrated infrastructure and cross‑business synergies  Deep market, customer and regulatory familiarity  Binding agreement providing clarity on consideration value and timing  The State will pay ICL $2.54bn for the Dead Sea assets; Additional hundreds of millions USD for the Salt Harvesting investments; 95% of the consideration in March 2030, remaining 5% in September 2030   Agreement provides certainty for downstream industries  Enables optimal preparation for the tender process, while maintaining operational and business continuity  6  Dead Sea Concession: Greater Clarity and a Stronger Position for the Future  25

6 Long-term outlook

Adjusted EBITDA (1)
$m



~$1,500
~30-35%
~65-70%
~$1,800 – 2,000
~25-30%
~25-30%
~40-45%
Additional non-organic growth: based on DS assets payment
~$1,700-1,900
~25-30%
~25-30%
~40-45%
Last 12 Months
After 2030 - With Concession
After 2030 - W/O Concession
Non-Concession Activity
Concession Related
Projected Growth (2025-2030)
Dead Sea Assets



(1) Adjusted EBITDA is a non-GAAP financial measure; please see reconciliation tables in appendix
Note: Our Dead Sea operations do not constitute a separate segment and accordingly we do not measure its profit contribution to our company. Accordingly, the range set out above is our attempt to provide an estimated range of the impact of those operations on our results.
LTM Sales were ~ $7.05B with estimated 75% share of non-concession activity.

ICL 26

Thank you

 Appendix

 Phosphate Solutions(1) US$M  FY’24  FY’25  Segment sales  $2,215  $2,333  Segment operating income  $358  $342  Segment operating margin  16%  15%  Depreciation and amortization  $191  $186  Segment EBITDA  $549  $528  Segment EBITDA margin  25%  23%  Calculation of segment EBITDA  Full year 2025  Industrial Products US$M  FY’24  FY’25  Segment sales  $1,239  $1,254  Segment operating income  $224  $220  Segment operating margin  18%  18%  Depreciation and amortization  $57  $60  Segment EBITDA  $281  $280  Segment EBITDA margin  23%  22%  Potash US$M  FY’24  FY’25  Segment sales  $1,656  $1,714  Segment operating income  $250  $298  Segment operating margin  15%  17%  Depreciation and amortization  $242  $254  Segment EBITDA  $492  $552  Segment EBITDA margin  30%  32%  29  Growing Solutions US$M  FY’24  FY’25  Segment sales  $1,950  $2,063  Segment operating income  $128  $135  Segment operating margin  7%  7%  Depreciation and amortization  $74  $78  Segment EBITDA  $202  $213  Segment EBITDA margin  10%  10%  (1) For FY’25, Phosphate Specialties comprised $1,332M of segment sales, $157M of OI, $49M of D&A and represented $206M of EBITDA, while Phosphate Commodities comprised $1,001M of segment sales, $185M of OI, $137M of D&A and represented $322M of EBITDA.

 Segment results analysis  Full year 2025  Segment Sales  US$M  Industrial Products  Potash  Phosphate Solutions(1)  Growing Solutions  FY’24  $1,239  $1,656  $2,215  $1,950  Quantity  ($58)  ($60)  $27  $1  Price  $63  $102  $73  $92  Exchange rates  $10  $16  $18  $20  FY’25  $1,254  $1,714  $2,333  $2,063  Segment EBITDA  US$M  Industrial Products  Potash  Phosphate Solutions(1)  Growing Solutions  FY’24  $281  $492  $549  $202  Quantity  ($16)  ($22)  $21  -  Price  $63  $102  $73  $92  Exchange rates  ($13)  ($15)  ($3)  $1  Raw materials  $11  $3  ($96)  ($79)  Energy  ($2)  ($9)  ($1)  $10  Transportation  $1  $24  $9  -  Operating and other expenses  ($45)  ($23)  ($24)  ($13)  FY’25  $280  $552  $528  $213  30  (1) For FY’25, Phosphate Specialties comprised $1,332M of segment sales, $157M of OI, $49M of D&A and represented $206M of EBITDA, while Phosphate Commodities comprised $1,001M of segment sales, $185M of OI, $137M of D&A and represented $322M of EBITDA.

 Reconciliation tables  Calculation of adjustments for full year 2025  Adjusted NI and diluted EPS US$M, ex. per share  FY’25  Net income, attributable  $226  Adjustments(1)  $293  Total tax adjustments  ($54)  Adjusted net income, attributable  $465  Weighted-average number of diluted ordinary shares outstanding in millions  1,291  Adjusted diluted EPS  $0.36  31  Note: Numbers may not add, due to rounding and set-offs. (1) See detailed reconciliation table in ITEM 5 to our 20F report – adjustments to reported operating and net income (non-GAAP).  Operating income to adjusted EBITDAUS$M  2021  2022  2023  2024  2025  Operating income  $1,210  $3,516  $1,141  $775  $580  Depreciation and amortization  $493  $498  $536  $596  $615  Adjustments  ($16)  ($7)  $77  $98  $293  Adjusted EBITDA  $1,687  $4,007  $1,754  $1,469  $1,488

 Reconciliation tables  Calculation of Net debt/adjusted EBITDA  Debt Summary US$M  2021  2022  2023  2024  2025  Total debt  $3,013  $2,824  $2,687  $2,293  $2,756  Short term debt  $577  $512  $858  $384  $876  Long term debt  $2,436  $2,312  $1,829  $1,909  $1,880  Cash and cash equivalents  $564  $508  $592  $442  $496  Net debt  $2,449  $2,316  $2,095  $1,851  $2,260  Adjusted EBITDA  $1,687  $4,007  $1,754  $1,469  $1,488  Net debt / adjusted EBITDA  $1.5x  $0.6x  $1.2x  $1.3x  $1.5x  32  Note: Numbers may not add, due to rounding and set-offs. For purposes of this presentation, net debt includes securitization debt of $325 million. In our financial reports, we typically show net debt excluding securitizations consistent with the definition in our credit facility covenants.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: March 11, 2026